Exhibit 99

Explanation of Responses

(1)

On December 23, 2009 (the “Effective Date”), Neon Signal, LLC, a Delaware limited liability company (“Merger Sub”) and a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), was merged (the “Merger”) with and into Neurogen Corporation, a Delaware corporation (“Neurogen”), pursuant to an Agreement and Plan of Merger, dated as of August 23, 2009 (the “Merger Agreement”), by and among Merger Sub, Ligand and Neurogen. Immediately prior to the Effective Time, as defined in the Merger Agreement, Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), was the direct record owner of 13,571,411 shares of the common stock of Neurogen, par value $0.025 per share (the “Common Stock”) and the Warrant (as defined in Note 3, below).

The sole general partner of WP VIII is Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”). Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP LLC. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), manages WP VIII. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of an indeterminate portion of the securities beneficially owned by WP VIII. Each of WP, WP LLC, WPP LLC, Messrs. Kaye and Landy disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.

Stewart Hen, the reporting person, who ceased to be a director of Neurogen in connection with the Merger, is a Managing Director and Member of WP LLC. As such, Mr. Hen may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the securities of Neurogen reported as beneficially owned by WP VIII. All such securities indicated as beneficially owned by Mr. Hen are included because of his affiliation with the above entities. Mr. Hen disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.

(2)

Cancelled on the Effective Date pursuant to the terms of the Merger Agreement and converted into the right to receive a pro rata portion of the Merger Consideration (as defined in the Merger Agreement).

(3)

On April 11, 2008, WP VIII was issued a warrant (the “Warrant”) exercisable for shares of Common Stock pursuant to that certain Securities Purchase Agreement, dated as of April 7, 2008, by and between Neurogen, WP VIII and other investor signatories thereto. The Warrant became exercisable on July 25, 2008 and expires on April 11, 2013. The exercise price of the Warrant was initially equal to $2.30 per share of Common Stock, subject to certain adjustments in accordance with the terms of the Warrant. Prior to the Effective Time, the Warrant entitled WP VIII to purchase upon exercise of the Warrant up to 2,499,991 shares of Common Stock. In connection with the Merger, the Warrant shall be treated in the manner as is set forth in the Merger Agreement and in accordance with the terms of the Warrant.

(4)	Vested and cancelled on the Effective Date pursuant to the terms of the Merger Agreement.